Applied DNA Sciences, Inc.
                       9229 W. Sunset Boulevard, Suite 830
                          Los Angeles, California 90069

================================================================================

October 28, 2005

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

         Attn:    Jeffrey Riedler, Assistant Director
                  Division of Corporation Finance

                  Albert Lee, Esq.

         Re:      Applied DNA Sciences, Inc.
                  Amendment No. 3 to Registration Statement on Form SB-2 File No. 333-122848
                  Amended Registration Statement filed August 29, 2005

Ladies and Gentlemen:

     The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated September 12, 2005 (the "Comment Letter") relating to Amendment No. 3 to the Registration Statement on Form SB-2 (the "Registration Statement") of Applied DNA Sciences, Inc. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

     We are filing herewith Amendment No. 4 to the Company's Registration Statement.

FORM SB-2
---------

General
-------

1. We note that on pages 19 and 20 of your SB-2, Amendment No. 3, you state that you have entered into a licensing agreement with Biowell Technology Inc. pursuant to which Biowell is required to pay you a royalty of 10% on all net sales and is required to meet certain minimum annual net sales in various territories, including Iran and Syria. In light of the fact that Iran and Syria have been identified by the U.S. State Department as state sponsors of terrorism and are subject to economic sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control, please describe for us the extent of your current and/or anticipated contacts, directly or indirectly, including through licensees, with Iran and Syria, and entities in Iran and Syria; the materiality to you of your contacts with Iran and Syria; and your view as to whether those contacts, individually or in the aggregate, constitute a material investment risk for

Securities and Exchange Commission
October 28, 2005
Page 2 of 17

     your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company's reputation and share value, that a reasonable investor would deem important in making an investment decision. In this regard, we note that legislation requiring divestment from, or reporting of interests in, companies that do business with countries designated as state sponsors of terrorism has recently been adopted by Arizona and Louisiana.

     Response
     --------

     There are no past, current or intended, communications, personal contacts or contracts, directly or indirectly, of any nature whatsoever including through licensees or intermediaries, with Iran and/or Syria, and/or with entities in Iran and Syria. This situation applies to both Biowell Technologies Inc and to Applied DNA Sciences, Inc. Thirty three (33) countries were listed in the license agreement. Iran and Syria were included simply as part of the process to compile a list including all countries in the geographical territories licensed to Biowell Technology, Inc. The license agreement was composed to cover all countries in Asia and the Middle East. We are presently will at all times in the future be fully compliant with all US Government regulations dealing with export restrictions. We have subsequently amended the license agreement to indicate that any country that has been identified by the U.S. State Department as state sponsors of terrorism or are subject to economic sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control, or are in any other way proscribed by the United States, will not be a territory under the license agreement until such time as that country has been removed from such list of state sponsors of terrorism or any other restricted list and are not subject to economic sanctions by the U.S. Treasury Department's Office of Foreign Assets Control. We have filed such amendment as an exhibit and we have revised our language in the registration statement to reflect this.

2. Prior to requesting acceleration for effectiveness, please amend your Form 10-KSB for the year ended September 30, 2004 and your Forms 10-QSB for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005, as applicable, to comply with our comments on your Form SB-2.

     Response
     --------

     Prior to requesting acceleration for effectiveness, we will amend our Form 10-KSB for the year ended September 30, 2004 and our Forms 10-Q for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005, as applicable, to comply with your comments on our Form SB-2.

Securities and Exchange Commission
October 28, 2005
Page 3 of 17

Cover Page
----------

3. You have registered a total of 45,995,326 shares of common stock for resale, however your introductory paragraph refers to more than 55 million shares. Please advise or revise.

     Response
     --------

     We have revised our introductory paragraph to indicate that the number of shares of common stock issuable upon the exercise of common stock purchase warrants is 20,367,000, not 30,367,000.

Overview, page 23
-----------------

4. Please file as exhibits the agreements with Holomex, and the Departments of Energy, Agriculture and Defense.

     Response
     --------

     We are filing herewith the agreements with Holomex and the Department of Energy. Our research agreement with the Department of Agriculture has expired and there is no written agreement with the Department of Defense. We have amended the disclosure throughout the registration statement to remove any reference to agreements with the Departments of Defense or Agriculture.

5. Additionally for each of these agreements, please describe the material provisions of these agreements in the Business section. Your discussion should include:

          -    All  material  rights  and  obligations  of  the  parties  to the agreement;
          -    Duration of the agreement;
          -    Payment terms;
          -    Termination   provisions,   including   consequences   of   early
               termination; and
          -    Any other terms that may be considered material.

     If you believe the agreements are made in the ordinary course of business and does not need to be filed as exhibits, supplementally, please provide your analysis explaining why you believe the agreements are immaterial.

Securities and Exchange Commission
October 28, 2005
Page 4 of 17


     Response
     --------

     We have revised our disclosure in the Business section to provide for a description of our agreements with Holomex and the Department of Energy and to describe all material terms of these agreements.

Product Research and Development
--------------------------------

Textiles, page 33
-----------------

6. Please provide us supplementally with a copy of the Department of Energy report. We may have additional comments. In addition, please expand the discussion to indicate when the report was prepared and released.

     Response
     --------

     We are providing to you, on a supplemental basis, a copy of the Department of Energy report. We have further revised our disclosure to indicate that the report was prepared on June 1, 2005 and the final version was provided to us on June 9, 2005.

7. Please expand the discussion to indicate the extent to which you are compensated for the expenses incurred for the treated threads and labels you refer to in your discussion.

     Response
     --------

     We have revised our disclosure to indicate that we provided the sewing thread and labels and that the cost for these items was nominal.

8. Please expand the discussion to explain what you mean by "obtaining final product liability underwriter approval," when you applied for such coverage, the amount of coverage, and when you anticipate marketing these products to consumers.

     Response
     --------

     We have revised our disclosure to indicate that the tests conducted by the Department of Energy have demonstrated that DNA coated onto various threads can be recovered in a laboratory setting, and is a feasible way to add DNA-based security to textile products. As the tests conducted by the Department of Energy have assured us that DNA can be reliably recovered, and results are satisfactory to both us and Champion Thread, we are in the process of obtaining product liability insurance and will anticipate marketing these products to consumers shortly thereafter.

Securities and Exchange Commission
October 28, 2005
Page 5 of 17


Inks/coatings, page 33
----------------------

9. We note your reference to "a ten-fold speed improvement." Have you achieved this increase in speed, when did you achieve this increase, and for whom was the demonstration? If you have not achieved the increase in speed, to what extent have you improved the speed and why was the ten-fold increase deemed necessary for prototype kits?

     Response
     --------

     We have revised our disclosure to indicate that conventional PCR can take approximately four to five hours to detect and verify DNA. Our commercially available machine, the Real-Time PCR, can detect the presence of DNA in the matter of a half-hour. In the test conducted by the Department of Energy, a comparison was made between conventional PCR and our RT-PCR, which showed that by choosing our RT-PCR, the time-to-result duration can be improved 10 fold. This information can be seen in the report we have provided to you on a supplemental basis.

Substrates/holograms, page 34
-----------------------------

10. Please update your discussion relative to your test results. In addition, please expand the discussion to clarify the relationship of your research with hot stamp varnish and the Department of Energy. Is the Department of Energy paying you for this research or otherwise compensating you? Is the Department of Energy conducting the tests?

     Response
     --------

     We have revised our disclosure to indicate that test results show that by using RT-PCR and proper extraction protocol, DNA can be recovered from hot stamp varnish on the hologram. We have submitted the DNA concentrate to Holomex for formulation of the hot stamp application. We have further revised our disclosure to indicate that pursuant to our agreement with the Department of Energy, they perform validation tests under our CRADA and we pay for all testing services.

11.  Please  expand  the   discussion  to  clarify  and  describe  the  specific
     relationship with the Department of Agriculture. Who will pay for the services of the Agriculture Research Service lab?

     Response
     --------

     As discussed above, our CRADA with the Department of Agriculture expired; therefore, we have removed all references to an agreement with them.

Securities and Exchange Commission
October 28, 2005
Page 6 of 17

12. Please expand the discussion concerning the Oak Ridge National Laboratory demonstration to describe the nature of the demonstration, when the demonstration will occur, how many other technologies and/or companies are competing with you, and the extent you which you will be reimbursed for your presentation.

     Response
     --------

     We have revised our disclosure to discuss as much as we are aware of the nature of the demonstration. The disclosure we make is as follows:

     The Department of Energy was developing an initiative to identify, or develop marker systems to defeat counterfeiting of textile goods. Oak Ridge National Laboratory was to manage the project and the funding for the Department of Energy. We are only aware of the competitive technologies of nano-barcodes and another non-specific low energy nuclear marker. Oak Ridge National Laboratory cannot provide details of these technologies to us. Oak Ridge National Laboratory was to evaluate these two technologies, and our DNA solution; once finally developed fully, which requires a reader system to make it a complete solution. Since the Department of Energy is still addressing this development work, we have not submitted the DNA marker technology to Oak Ridge National Laboratory for evaluation. Any submission we make in connection with this program will be done at our own expense. We have other concerns that Oak Ridge National Laboratory may be developing a marker on their own, with another industry partner. If this turns out to be the case, it is not likely we will participate in the ORNL evaluation. However, we maintain the possibility of future collaborative opportunities to develop a solution for a particular industry application, where the Idaho National Lab and Oak Ridge National Laboratory can assist us, possibly under separate agreements.

Consolidated Financial Statements
---------------------------------

Statements of Losses, page F-3
------------------------------

13. We acknowledge your response to comment 8 per our letter dated June 27, 2005. We continue to believe that, according to paragraphs 11 (c) and 13 of SFAS No. 2, the license fee paid to Biowell Technology represents a research and development cost and should be separately classified on your statements of operations. In particular, we reference your statement on page F-32, which seems to indicate that the license is the foundation for your further development of products, as opposed to your assertion that the license related to the marketing of existing Biowell products. Please revise your statements of operations for all affected periods accordingly, or provide us with additional information to support your classification of this license fee within selling, general and administrative expense.

Securities and Exchange Commission
October 28, 2005
Page 7 of 17

     Response
     --------

     We acknowledge the payments made in connection with the Biowell license represent research and development expenditures. Our research and development footnote to financial statements have been revised to disclose research and development costs, including the license fees paid to Biowell

     The Company accounts for research and development costs in accordance with the Financial Accounting Standards Board's Statement of Financial
     Accounting Standards No. 2 ("SFAS 2"), "Accounting for Research and Development Costs. Under SFAS 2, all research and development costs must be charged to expense as incurred. Accordingly, internal research and development costs are expensed as incurred. Third-party research and developments costs are expensed when the contracted work has been performed or as milestone results have been achieved. Company-sponsored research and development costs related to both present and future products are expensed in the period incurred. The Company incurred $ 122,500, $116,035, and $_238,535 of research and development expenses during the year ended September 30, 2004, September 30, 2003 and from September 16, 2002 (date of inception) through September 30, 2004, respectively.

     Accordingly, based upon the above, the Company believes its policy for disclosing research and development expenditures is reasonable and in accordance with generally accepted accounting principles.

Notes to Consolidated Financial Statements
------------------------------------------

Note D- Capital Stock,pages F-22; F-25-F-27
-------------------------------------------

14. We acknowledge your response to comment 11 per our letter dated June 27, 2005. Please provide us with the detail, specifically outlining your treatment of the transaction on the balance sheet and statements of operations and stockholders' deficit, behind your accounting for the issuance of the 10,140,000 shares to your founders in March 2003 below the specified $0.001 par value. Please include references to the authoritative accounting literature that supports your treatment. Additionally, please specify whether there is a legal basis in the State of Nevada for issuing your common shares below their stated par value.

     Response
     --------

     Our legal predecessor, Pro-Health Medical Technologies, Inc., formerly, DOC Acquisition Corp.'s articles of incorporation filed with the State of Nevada provided for 100,000,0000 shares of common stock having a par value of $.0001 per share. Accordingly, the shares issued to the Founders were not below the par value of the shares at the time of issuance.

Securities and Exchange Commission
October 28, 2005
Page 8 of 17

     Our legal counsel has reviewed the commercial code of the State of Nevada and has concluded that there is not a prohibition against issuing common shares below their stated par value.

     Accordingly, based upon the above, we believe our policy for accounting for the issuance of Founders shares and the issuance of shares below their stated par value is reasonable and in accordance with generally accepted accounting principles.

15. We acknowledge your response to comments 9 and 10 per our letter dated June 27, 2005. Please provide us with an analysis that includes the following information for all material transactions involving the issuance of common stock to non-employees in exchange for consulting services from October 1, 2003 to the present:

          - the exact valuation date/period in which the consultant rendered the services;
          - the valuation calculation, including your basis for ascribing value to the shares issued at the time of the transaction; that is, your consideration of paragraphs 8/9 of SFAS No. 123;
          - the trading price of your common shares at the date the services were provided;
          - the period in which you issued the common stock versus when you recorded the related financial statement expense;
          - the amounts, if any, by which you understated/overstated expense for each financial statement period pursuant to instances in which you did not, according to paragraph 8 of SFAS No. 123 and EITF 96-18, appropriately record the value of the services in the period rendered.

     Additionally, we acknowledge your assertion that the understatement/overstatement of compensation expense that occurred in the third and fourth quarters of 2002 and the first quarter of 2003 would not impact your year-to-date results of operations. Please provide us with a
     detailed       analysis      that       quantifies       the      aggregate
     understatement/overstatement, as discussed in your response to comment 10, related to the applicable financial statement periods presented.

     Response
     --------

     We have prepared and made part of this response, Exhibit A, describing the material transactions involving the issuance of our common stock to non-employees in exchange for services from October 1, 2003 to the June 30, 2005. The aggregate understatement of expense based on our closing prices of our common stock during this period represents approximately 0.9 % of the cumulative loss of $54.6 million as of June 30, 2005.

     Given the immaterial effect on our financial statements, we respectfully request the adjustment arising from this comment be waived.

Securities and Exchange Commission
October 28, 2005
Page 9 of 17

16. Please provide us with information regarding your valuation of the Biowell Technology license in January 2003, giving consideration to paragraphs 8 and 9 of SFAS No. 123. Please tell us why you believe the license value was not more reliably measurable, particularly given that there was no market for your common stock at the time you issued the 1.5 million shares.

     Response
     --------

     At the time of the stock issuance, there was no market to determine a fair value of the consideration given, therefore, we used the fair value of the license received, which we believe is a more reliably measurable.

     We considered the following factors, among others, in determining the fair value of the license:

     o    Lack of liquidity;

     o    Limited application;

     o    Lack of our operating history;

     o    The license's unproven technology;

     o No predicable cash flows that could be expected from ownership of the license; and

     o We had no infrastructure in place, including but not limited to management, sales, research and development functions, to exploit the license.

     Accordingly, we believe the value of the license represents the amount at which that asset could be bought or sold in a current transaction between willing parties, that is, in other than a forced or liquidation sale

Unaudited Condensed Consolidated Financial Statements
-----------------------------------------------------

Statements of Cash Flows. page F-77
-----------------------------------

17. Please clarify to us the nature of the proceeds from notes converted to stock. It does not appear that the transaction has a cash flow effect and thus may be required to be disclosed supplementally to your statement of cash flows instead of within "net cash provided by financing activities." Refer to paragraph 32 of SFAS No. 95.

Securities and Exchange Commission
October 28, 2005
Page 10 of 17

     Response
     --------

     We have revised the statement of cash flows accordingly.

Notes to Unaudited Condensed Consolidated Financial Information
---------------------------------------------------------------

Note B- Capital Stock. pages F-88-F-91
--------------------------------------

18. Per review of your Item 4.02 Form 8-K, as initially filed on July 21, 2005, we note that you have revised your financial statements for the three and six month periods ended March 31, 2005 to reflect additional selling, general and administrative expense of approximately $2.9 million related to common stock issued in exchange for consulting services provided by non-employees. Please provide us with further detail with respect to this restatement, including the following:

          - the accounting treatment and authoritative literature you relied upon in discovering/rectifying the errors;
          - the exact dates of the involved transactions, correlating to the period in which the consultants provided their services;
          -    the number of shares issued in each transaction; and
          - your valuation of the shares issued, including the per share amounts as calculated prior to and subsequent to the restatement.

     Additionally, we note that approximately $1.5 million of the total restatement appears to relate to various equity transactions involving non-employee consultants, while the remaining $1.4 million relates to your retirement of convertible notes during the period ended March 31, 2005. Please provide us with additional information regarding the restatement as it relates to these convertible debt transactions.

     Response
     --------

     We have prepared and made part of this response, Exhibit B, describing the details of the restatement as descried under Item 4.02 of SEC Form 8-K in connection with the valuation of common stock issued to non-employees for services.

Note F- Subsequent Events, page F-94
------------------------------------

19. We acknowledge your response to comment 12 per our letter dated June 27, 2005. Please provide us with an analysis of your consideration of Items 310(c) and (d) of Regulation S-B, detailing your determination as to whether you will account for your acquisition of all of the outstanding shares of Rixflex Holdings Limited ("Rixflex") as that of a purchase of a business, as well as your analysis as to whether financial statements and pro forma financial information are required. Please also disclose the purchase price and provide a preliminary purchase price allocation.

Securities and Exchange Commission
October 28, 2005
Page 11 of 17

     Response
     --------

     In exchange for 36 million shares of our common stock, we acquired Rixflex and the intellectual property owned by Rixflex. We concluded the acquisition of the assets did not qualify as a business as defined under EITF 98-3. Accordingly, the financial statements required under Item 310(c) and the pro-forma information required under Item 310(d) of Regulation S-B, respectively, are not required.

     Under the purchase method of accounting; we will record the intellectual property at the fair value of the common stock issued. We have engaged an outside expert to assist us in determining, based on SFAS 142, the valuation for our future financial statements.

Form 10-OSB/A#2 for the period ended March 31, 2005
---------------------------------------------------

20. We note that you have restated your March 31, 2005 financial statements. Please label the financial statements as restated and provide a footnote that clarifies the nature of the restatement, as well as the disclosures required by APB No. 20.

     Response
     --------

     We agree to label our restated March 31, 2005 financial statements as restated and provide a footnote describing the nature of the restatement in accordance with APB No. 20.

     Since any adjustments and restatements would have no impact on our year to date results from operations, and that the adjustments are in excess of 2 years old, we propose to waive any restatement adjustment to the December 31, 2002, March 31, 2003 and June 30, 2003 financial statements.

Exhibits
--------

21. We note your reference to exhibit 10.15 and the statement that the agreement with Battelle Energy Alliance filed with the Form 8-K filed July 21, 2005. We could not locate this agreement. Please advise or revise.

Securities and Exchange Commission
October 28, 2005
Page 12 of 17


     Response
     --------

     We have revised our disclosure to indicate that we filed the amendment as an exhibit to our current report on Form 8-K filed with the Commission on May 10, 2005.

     We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

                                               Very truly yours,

                                               /s/ PETER BROCKLESBY
                                               --------------------
                                               Peter Brocklesby
                                               President

Securities and Exchange Commission
October 28, 2005
Page 13 of 17
                                                     EXHIBIT A

Applied DNA Sciences, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
File N0. 333-122848
Amended Registration Statement filed August 29, 2005
Exhibit A per Item 15 of SEC Review Comments
Non Employee Stock Compensation

----  --------- ----------- --------------------------- ---------- ------ ---------  -------  --------    --------   ----------
                                                                     Share Price     Shares         Share Value        Dollar
FY    Qtr       Date        Name                        Purpose   Original Restated  Issued   Original    Restated   Difference
----  --------- ----------- --------------------------- ---------- ------ ---------  -------  --------    --------   ----------
2004  Q-1       10/29/2003  Langley                     Options     1.00     3.20    32,000     32,000      70,400     38,400
----  --------- ----------- --------------------------- ---------- ------ ---------  -------  --------    --------   ----------
                10/30/2003  Investor Relations Group    Services    2.50     3.15  (100,000)  (250,000)   (315,000)   (65,000)
      --------- ----------- --------------------------- ---------- ------ ---------  -------  --------    --------   ----------
      Q-1 Total                                                                     (68,000)  (218,000)   (244,600)   (26,600)
      --------- ----------- --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
      Q-2        1/21/2004  Cantaneo                    Services    2.60     2.95     75,000    195,000     221,250     26,250
      --------- ----------- --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                            The Del Mar Consulting      Services    2.60     2.95     48,000    124,800     141,600     16,800
                ----------- --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                  3/3/2004  Hill                        Options     1.00     3.04     55,000     55,000     112,200     57,200
      --------- ----------- --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
      Q-2 Total                                                                      178,000    374,800     475,050    100,250
      --------- ----------- --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
      Q-3         4/3/2004  Lee                         Returned    0.07     2.35   (50,000)    (3,250)   (117,500)  (114,250)
      -------- ------------ --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                 4/15/2004  Salzwedel Financial         Services    1.50     2.00    315,000    472,500     630,000    157,500
               ------------ --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                            New Harbor Capital          Services    1.50     2.00     35,000     52,500      70,000     17,500
                            Management
                            --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                            Barlett & Bendall, LLC      Services    1.50     2.00     17,500     26,250      35,000      8,750
                ----------- --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                 5/17/2004  Falkner                     Services    1.01     1.35    100,000    101,250     135,000     33,750
                ----------- --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                 5/19/2004  Sichenzia Ross Friedman
                            Ference LLP                 Services    0.86     1.40     37,000     31,913      51,800     19,888
                ----------- --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                 5/28/2004  Falkner                     Services    0.86     1.15    100,000     86,250     115,000     28,750
              ------------- --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                 6/14/2004  Lee                         Returned    0.07     0.89    (5,000)      (325)     (4,450)    (4,125)
                ----------- --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                            Wiggins                     Services    0.67     0.89     10,000      6,675       8,900      2,225
                            --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                            Lucas                       Services    0.67     0.89     15,000     10,013      13,350      3,338
                            --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                            Shemano Group               Services    0.67     0.89     50,000     33,375      44,500     11,125
                            --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                            Durkee                      Services    0.67     0.89     27,000     18,023      24,030      6,008
                            --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                            Baena                       Services    0.67     0.89     10,000      6,675       8,900      2,225
               ------------ --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                 6/30/2004  Salzwedel Financial         Services    0.65     0.54     50,000     32,250      27,000    (5,250)
      --------- ----------- --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
      Q-3 Total                                                                      711,500    874,098   1,041,530    167,433
      --------- ----------- --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
      Q-4        7/23/2004  Cantaneo                    Services    0.47     0.63      5,000      2,363       3,150        788
      --------- ----------- --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                            Marina Ventures             Services    0.47     0.63     95,000     44,888      59,850     14,963
                ----------- --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                  8/2/2004  Sichenzia Ross Friedman     Services    0.39     0.52     50,000     19,500      26,000      6,500
                            Ference LLP
                ----------- --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                            Hutchison                   Services    0.39     0.52    100,000     39,000      52,000     13,000
                ----------- --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                 8/16/2004  Erickson                    Services    0.50     0.67    100,000     50,250      67,000     16,750
                ----------- --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                 8/24/2004  The Sterling Foup Nevada    Services    0.41     0.75     92,500     37,463      69,375     31,913
      --------- ----------- --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
      Q-4 Total                                                                      442,500    193,463     277,375     83,913
      --------- ----------- --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------

Securities and Exchange Commission
October 28, 2005
Page 14 of 17

----------     -----------  --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
2004 Total                                                                         1,264,000  1,224,360   1,549,355    324,995
----------     -----------  --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
2005 Q-1        10/12/2004  Lee                         Services    0.52     0.70 (1,000,000)  (517,500)   (700,000)  (182,500)
               -----------  --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                            Falkner                     Services    0.07     0.70     (9,000)      (585)     (6,300)    (5,715)
                            --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                            Lucas                       Services    0.67     0.70    (15,000)   (10,013)    (10,500)      (488)
                            --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                            Guerilla IRA L.P.           Services    2.50     0.70    (41,600)  (104,000)    (29,120)    74,880
                            --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                            Brown                       Services    2.50     0.70     (4,000)   (10,000)     (2,800)     7,200
               ------------ --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                12/21/2004  Cardona                     Options     0.60     1.55     60,000     36,000      57,000     21,000
     --------- ------------ --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
     Q-1 Total                                                                    (1,009,600)  (606,098)   (691,720)   (85,623)
     --------- ------------ --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
     Q-2          1/4/2005  Quinn                       Options     0.10     1.40     25,000      2,500      32,500     30,000
     --------- ------------ --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                 1/10/2005  Guerilla IRA Partners       Options     1.55     1.55     58,909     91,309           -    (91,309)
               ------------ --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                            Giustino                    Options     0.10     1.55      5,000        500       7,250      6,750
                            --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                            Quinn                       Options     0.10     1.55     12,500      1,250      18,125     16,875
                            --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                            Guerilla Partners LP        Options     1.55     1.55     63,127     97,847           -    (97,847)
               ------------ --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                 1/19/2005  Vertical Capital
                            Partners,Inc                Services    1.30     1.34     58,600     76,180      78,524      2,344
               ------------ --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                  2/3/2005  Rotter                      Options     0.10     1.32     20,000      2,000      24,400     22,400
               ------------ --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                  2/4/2005  Sabella                     Options     0.10     1.32     30,000      3,000      36,600     33,600
               ------------ --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                            Ivelocity Fund              Options     0.10     1.32     15,000      1,500      18,300     16,800
               ------------ --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                  2/9/2005  Allied International Fund   Services    0.50     1.26     84,189     42,095     106,078     63,984
               ------------ --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                 2/10/2005  Allied International Fund   Services    0.50     1.17     43,811     21,906      51,259     29,353
               ------------ --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                  3/8/2005  Wiggins                     Options     0.60     0.96    100,000     60,000      36,000    (24,000)
               ------------ --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
                 3/18/2005  Del Mar consulting Group    Services    0.50     0.92     72,000     36,000      66,240     30,240
               ------------ --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
     Q-2 Total                                                                       588,136    436,086     475,276     39,190
     --------- ------------ --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
     Q-3         4/13/2005  Degiacomi                   Repricing   0.33     0.75    500,000    165,000     375,000    210,000
     --------- ------------ --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
     Q-3 Total                                                                       500,000    165,000     375,000    210,000
---- --------- ------------ --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
2005 Total                                                                            78,536     (5,012)    158,556    163,568
-------------- ------------ --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------
Grand Total                                                                        1,342,536  1,219,348   1,707,911    488,563
-------------- ------------ --------------------------- ---------- ------ -------- ---------- ---------- ----------- ----------

Securities and Exchange Commission
October 28, 2005
Page 15 of 17

Applied DNA Sciences, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
File N0. 333-122848
Amended Registration Statement filed August 29, 2005
Exhibit A per Item 15 of SEC Review Comments
Non Employee Stock Compensation

--------------- ------------ ------------- ---------------------------------------- ----------- ------------------------- ----------
                                                                  Share Price       Shares          Share Value           Dollar
FY    Qtr       Date        Name                     Purpose   Original  Restated   Issued     Original   Restated      Difference
---- --------- ----------  ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
2004 Q-1       10/29/2003  Langley                   Options       1.00      3.20    32,000      32,000       70,400         38,400
---- --------- ----------  ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
               10/30/2003  Investor Relations Group  Services      2.50      3.15  (100,000)   (250,000)    (315,000)       (65,000)
               ----------  ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
     Q-1 Total                                                                      (68,000)   (218,000)    (244,600)       (26,600)
     --------- ----------  ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
     Q-2        1/21/2004  Cantaneo                  Services      2.60      2.95    75,000     195,000      221,250         26,250
     --------- ----------  ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
                           The Del Mar Consulting    Services      2.60      2.95    48,000     124,800      141,600         16,800
                           ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
                 3/3/2004  Hill                      Options       1.00      3.04    55,000      55,000      112,200         57,200
                           ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
     Q-2 Total                                                                      178,000     374,800      475,050        100,250
     --------- ----------  ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
     Q-3         4/3/2004  Lee                       Returned      0.07      2.35   (50,000)     (3,250)    (117,500)      (114,250)
     --------- ----------  ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
                4/15/2004  Salzwedel Financial       Services      1.50      2.00   315,000     472,500      630,000        157,500
                           ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
                           New Harbor Capital
                           Management                Services      1.50      2.00    35,000      52,500       70,000         17,500
                           ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
                           Barlett & Bendall, LLC    Services      1.50      2.00    17,500      26,250       35,000          8,750
                           ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
                5/17/2004  Falkner                   Services      1.01      1.35   100,000     101,250      135,000         33,750
     --------- ----------  ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
                5/19/2004  Sichenzia Ross Friedman
                           Ference LLP               Services      0.86      1.40    37,000      31,913       51,800         19,888
                ---------- ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
                5/28/2004  Falkner                   Services      0.86      1.15   100,000      86,250      115,000         28,750
                ---------- ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
                6/14/2004  Lee                       Returned      0.07      0.89    (5,000)       (325)      (4,450)        (4,125)
                ---------- ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
                           Wiggins                   Services      0.67      0.89    10,000       6,675        8,900          2,225
                           ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
                           Lucas                     Services      0.67      0.89    15,000      10,013       13,350          3,338
                           ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
                           Shemano Group             Services      0.67      0.89    50,000      33,375       44,500         11,125
                           ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
                           Durkee                    Services      0.67      0.89    27,000      18,023       24,030          6,008
                           ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
                           Baena                     Services      0.67      0.89    10,000       6,675        8,900          2,225
               ----------  ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
                6/30/2004  Salzwedel Financial       Services      0.65      0.54    50,000      32,250       27,000        (5,250)
     --------- ----------  ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
     Q-3 Total                                                                      711,500     874,098    1,041,530        167,433
     --------- ----------  ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
     Q-4        7/23/2004  Cantaneo                  Services      0.47      0.63     5,000       2,363        3,150            788
     --------- ----------  ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
                           Marina Ventures           Services      0.47      0.63    95,000      44,888       59,850         14,963
               ----------  ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
                 8/2/2004  Sichenzia Ross Friedman
                           Ference LLP               Services      0.39      0.52    50,000      19,500       26,000          6,500
               ----------  ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
                           Hutchison                 Services      0.39      0.52   100,000      39,000       52,000         13,000
               ----------  ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
                8/16/2004  Erickson                  Services      0.50      0.67   100,000      50,250       67,000         16,750
               ----------  ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
                8/24/2004  The Sterling Foup
                           Nevada                    Services      0.41      0.75    92,500      37,463       69,375         31,913
     --------- ----------  ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
     Q-4 Total                                                                      442,500     193,463      277,375         83,913
-------------- ----------  ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------
2004 Total                                                                        1,264,000   1,224,360    1,549,355        324,995
-------------- ----------  ------------------------ ---------- --------  --------  --------  ------------ ------------  -----------

Securities and Exchange Commission
October 28, 2005
Page 16 of 17

Applied DNA Sciences, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
File N0. 333-122848
Amended Registration Statement filed August 29, 2005
Exhibit A per Item 15 of SEC Review Comments
Non Employee Stock Compensation

---- --------- ----------  ------------------------ ---------- --------  -------- ----------   ---------- --------- -----------
                                                                  Share Price       Shares         Share  Value      Dollar
FY    Qtr        Date       Name                     Purpose   Original  Restated   Issued     Original    Restated  Difference
---- --------- ----------  ------------------------ ---------- --------  -------- ----------   ---------- --------- -----------
2005 Q-1       10/12/2004  Lee                      Services     0.52     0.70    (1,000,000)   (517,500)  (700,000)  (182,500)
---- --------- ----------  ------------------------ ---------- --------  -------- ----------   ---------- --------- -----------
                           Falkner                  Services     0.07     0.70        (9,000)       (585)    (6,300)    (5,715)
                           ------------------------ ---------- --------  -------- ----------   ---------- --------- -----------
                           Lucas                    Services     0.67     0.70       (15,000)    (10,013)   (10,500)      (488)
                           ------------------------ ---------- --------  -------- ----------   ---------- --------- -----------
                           Guerilla IRA L.P.        Services     2.50     0.70       (41,600)   (104,000)   (29,120)    74,880
                           ------------------------ ---------- --------  -------- ----------   ---------- --------- -----------
                           Brown                    Services     2.50     0.70        (4,000)    (10,000)    (2,800)     7,200
                           ------------------------ ---------- --------  -------- ----------   ---------- --------- -----------
               12/21/2004  Cardona                  Options      0.60     1.55        60,000      36,000     57,000     21,000
     --------- ----------  ------------------------ ---------- --------  -------- ----------   ---------- --------- -----------
     Q-1 Total                                                                    (1,009,600)   (606,098)  (691,720)   (85,623)
     --------- ----------  ------------------------ ---------- --------  -------- ----------   ---------- --------- -----------
     Q-2         1/4/2005  Quinn                    Options      0.10     1.40        25,000       2,500     32,500     30,000
     --------- ----------  ------------------------ ---------- --------  -------- ----------   ---------- --------- -----------
                1/10/2005  Guerilla IRA Partners    Options      1.55     1.55        58,909      91,309          -    (91,309)
               ----------  ------------------------ ---------- --------  -------- ----------   ---------- --------- -----------
                           Giustino                 Options      0.10     1.55         5,000         500      7,250      6,750
                           ------------------------ ---------- --------  -------- ----------   ---------- --------- -----------
                           Quinn                    Options      0.10     1.55        12,500       1,250     18,125     16,875
                           ------------------------ ---------- --------  -------- ----------   ---------- --------- -----------
                           Guerilla Partners LP     Options      1.55     1.55        63,127      97,847          -    (97,847)
               ----------  ------------------------ ---------- --------  -------- ----------   ---------- --------- -----------
                1/19/2005  Vertical Capital
                           Partners,Inc             Services     1.30     1.34        58,600      76,180     78,524      2,344
               ----------  ------------------------ ---------- --------  -------- ----------   ---------- --------- -----------
                 2/3/2005  Rotter                   Options      0.10     1.32        20,000       2,000     24,400     22,400
               ----------  ------------------------ ---------- --------  -------- ----------   ---------- --------- -----------
                 2/4/2005  Sabella                  Options      0.10     1.32        30,000       3,000     36,600     33,600
               ----------  ------------------------ ---------- --------  -------- ----------   ---------- --------- -----------
                           Ivelocity Fund           Options      0.10     1.32        15,000       1,500     18,300     16,800
               ----------  ------------------------ ---------- --------  -------- ----------   ---------- --------- -----------
                 2/9/2005  Allied International
                           Fund                     Services     0.50     1.26        84,189      42,095    106,078     63,984
               ----------  ------------------------ ---------- --------  -------- ----------   ---------- --------- -----------
                2/10/2005  Allied International
                           Fund                     Services     0.50     1.17        43,811      21,906     51,259     29,353
               ----------  ------------------------ ---------- --------  -------- ----------   ---------- --------- -----------
                 3/8/2005  Wiggins                  Options      0.60     0.96       100,000      60,000     36,000    (24,000)
               ----------  ------------------------ ---------- --------  -------- ----------   ---------- --------- -----------
                3/18/2005  Del Mar consulting Group Services     0.50     0.92        72,000      36,000     66,240     30,240
     --------- ----------  ------------------------ ---------- --------  -------- ----------   ---------- --------- -----------
     Q-2 Total                                                                       588,136     436,086    475,276     39,190
     --------- ----------  ------------------------ ---------- --------  -------- ----------   ---------- --------- -----------
     Q-3        4/13/2005  Degiacomi                Repricing    0.33     0.75       500,000     165,000    375,000    210,000
     --------- ----------  ------------------------ ---------- --------  -------- ----------   ---------- --------- -----------
     Q-3 Total                                                                       500,000     165,000    375,000    210,000
---- --------- ----------  ------------------------ ---------- --------  -------- ----------   ---------- --------- -----------
2005 Total                                                                            78,536      (5,012)   158,556    163,568
---- --------- ----------  ------------------------ ---------- --------  -------- ----------   ---------- --------- -----------

Securities and Exchange Commission
October 28, 2005
Page 17 of 17
                                                     EXHIBIT B

Applied DNA Sciences, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
File N0. 333-122848
Amended Registration Statement filed August 29, 2005
Exhibit B per Item 18 of SEC Review Comments
March 31, 2005 Services in Exchange for Shares Restatement

----------------------------------------------------------------------------------------------------------------------------
                                                     Share Price           Shares          Share Value             Dollar
Date        Name                    Purpose      Original    Restated      Issued     Original      Restated      Difference
----------------------------------------------------------------------------------------------------------------------------
1/21/2005  Cataneo                  Services         0.50       1.30       315,636     157,818       410,327        252,509
 2/4/2005  Lee                      Services         0.40       1.31     1,500,000     600,000     1,965,000      1,365,000
2/10/2005  Allied International     Services         0.50       1.17        17,236       8,618        20,166         11,548
2/22/2005  DePalo                   Services         0.50       0.95       716,500     358,250       680,675        322,425
2/22/2005  Kareem                   Services         0.33       0.95        10,500       3,465         9,975          6,510
 3/3/2005  Barnett                  Services         0.60       1.19       100,000      60,000       119,000         59,000
 3/3/2005  Cardona                  Services         0.60       1.19        85,000      51,000       101,150         50,150
3/14/2005  Blakely                  Services         0.50       0.98     1,675,272     837,636     1,641,767        804,131
3/14/2005  Virtual Legal            Services         0.50       0.92        24,333      12,167        22,386         10,220
3/29/2005  Cardona                  Services         0.60       0.99        15,000       9,000        14,850          5,850
3/31/2005  Stonegate                Services         0.50       0.89        10,000       5,000         8,900          3,900
----------------------------------------------------------------------------------------------------------------------------
Total                                                                    4,469,477   2,102,954     4,994,196      2,891,242
----------------------------------------------------------------------------------------------------------------------------
